

August 10, 2012

Via E-mail
Maurro Baessato
President, Chief Executive Officer and Director
Valmie Resources, Inc.
9190 Double Diamond Parkway
Reno, Nevada 89521

      Re: Valmie Resources, Inc.
              Registration Statement on Form S-1
              Amendment No. 2 Filed July 27, 2012
              File No. 333-180424

Dear Mr. Baessato:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please revise your cover page and your Plan of Distribution section to clearly state that the selling shareholders will sell their shares at a fixed price of $0.10 per share until the shares are quoted on the Over-The-Counter Bulletin Board or other listed exchange.

Certain Relationships and Related Transactions, page 43

2.   We note your response to comment 5. Please revise to provide the disclosure required by Item 404(c) of Regulation S-K or advise us why the disclosure is not required.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 42

3.   We note you filed a Form 8-K on August 3, 2012 to report a change in accountants. Please note that you are not subject to the Exchange Act reporting requirements under Section 15d. Therefore, please revise to provide disclosures required by Item 304 of Regulation S-K in your amended Form S-1. Ensure you address the following:

- Explicitly disclose the audit report for the fiscal year ended November 30, 2011 was modified as to uncertainty in accordance with Item 304(a)(1)(ii) of Regulation S-K, and
- File an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your disclosures in your amended Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Faiyaz Dean